SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        Form 20-F     X             Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 10, 2009               By: /s/ Victor Di Tommaso_____________

                                                               Victor DiTommaso, Chief Financial Officer

November 10, 2009

NYSE, TSX

SYMBOL:  ITP

Intertape Polymer Group Reports Third Quarter 2009 Results

MONTREAL, QUEBEC and BRADENTON, FLORIDA – November 10, 2009 – Intertape Polymer Group Inc. (TSX:ITP) (NYSE:ITP) ("Intertape" or the "Company") today released results for the three months and nine months ended September 30, 2009. All dollar amounts are US denominated unless otherwise indicated.

“The third quarter is historically our strongest and this year is no exception. I am pleased with our results which indicate the effectiveness of our cost reductions and the development and sales of new products. Owing to the seasonal aspects of our business, we expect lower fourth quarter results,” stated Intertape Chairman, Eric E. Baker.

Net earnings for the third quarter of 2009 were $2.0 million or $0.03 per share, both basic and diluted, compared to net earnings of $4.2 million or $0.07 per share both basic and diluted for the same period last year. Both of the Company’s Divisions made progress when compared with the first half of 2009, as economic conditions improved and the North American housing market showed initial signs of recovery, most notably in the sale of new houses. Net loss for the nine months of 2009 totaled $5.8 million ($0.10 per share, basic and diluted) compared to net earnings of $7.0 million ($0.12 per share, basic and diluted) for the same period in 2008.

Third quarter sales were down 19% to $163.7 million, compared to sales of $202.0 million in the third quarter of 2008, reflecting a 16.2% decrease in sales for the Tapes & Films (“T&F”) Division and a 29.8% reduction for the Engineered Coated Products (“ECP”) Division.  Sales for the first nine months of the year were $454.7 million compared to $584.0 million for the same period in 2008, a decrease of 22.1%.

Gross profit for the third quarter totaled $26.4 million, compared to $29.2 million a year ago, reflecting an increased contribution from the T&F Division, largely offset by a decrease in the ECP Division. The gross margin increased to 16.1%, from 14.5% in the third quarter of 2008, as a result of the increase in the gross margin of the T&F Division, mitigated by a decline in the ECP Division’s gross margin. Gross profit and gross margin for the first nine months of 2009 were $62.7 million and 13.8% respectively, compared to $83.7 million and 14.3% for the first nine months of 2008.

Selling, general and administrative (“SG&A”) expenses totaled $17.8 million for the third quarter of 2009, $0.3 million higher than the $17.5 million for the third quarter of 2008. For the first nine months of 2009, SG&A expenses were $49.8 million compared to $52.3 million for the same period in 2008. SG&A expenses for 2009 reflect cost reduction initiatives implemented by the Company starting in the fourth quarter of 2008 and throughout the first half of 2009.

Third quarter 2009 EBITDA was $16.1 million compared to $18.8 million for the third quarter in 2008. For the first nine months of 2009, EBITDA was $35.2 million compared to $52.4 million for the same period in 2008.

The Company used cash flows from operating activities in the third quarter of 2009 of $10.4 million compared to $9.2 million of cash flows generated in the third quarter of 2008. The cash usage in 2009 was largely due to decreased accounts payable and accrued liabilities. For the first nine months of 2009, the Company generated cash flows from operating activities of $10.4 million compared to $8.6 million for the same period of 2008.

Over the most recent quarter, the Company increased its outstanding debt by $9.0 million. Following substantial debt reduction in the first half of the year, debt reduced year-to-date totals $10.2 million. The Company’s asset based loan has one financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. This covenant becomes effective only when unused availability drops below $25.0 million. While Intertape did not meet the ratio as at September 30, 2009, this covenant was not in effect as unused availability was $30.8 million. To date in the fourth quarter, the Company has maintained availability in excess of $25.0 million and expects to remain above that level into 2010.

Other

As part of the Company’s ongoing objectives to lower costs, enhance customer order fulfillment and effectively optimize inventory investment, the Company will consolidate operations currently performed at its Hawkesbury, Ontario plant.  The Hawkesbury plant will be closed by the end of the year and operations will be transferred to the Company’s Truro, Nova Scotia plant.  The Company expects to incur a charge in the fourth quarter associated with this closure.

Segmented Information

Tapes & Films (“T&F”) Division

Sales for the T&F Division for the third quarter were $135.2 million, representing a 16.2% decrease compared to $161.4 million for the third quarter of 2008. The rate of sales volumes decline was slower than prior quarters and was 5.3% on a year-over-year basis. New products and entry into new distribution channels have partially alleviated difficult but improving economic conditions.

Selling prices for the third quarter were 10.9% lower than in the third quarter of 2008, primarily impacted by lower resin-based raw material prices. Sales for the T&F Division for the first nine months of 2009 totaled $377.6 million compared to $469.6 million for the first nine months of 2008, a 19.6% decrease.  Sales volumes for the first nine months declined 13.0% compared to the first nine months of 2008.  The remainder of the decline was attributable to lower selling prices resulting from a decline in raw material costs.

Third quarter gross profits for the T&F Division totaled $24.4 million compared to $23.6 million for the third quarter of 2008. Gross margins increased to 18.0% from 14.6% a year ago reflecting cost reduction initiatives combined with the effect of the unusually high resin-based raw material prices which impacted costs and selling prices in the third quarter of 2008. T&F Division gross profits and gross margins for the first nine months of 2009 and 2008 were $57.7 million (15.3%) and $70.2 million (15.0%) respectively. T&F Division’s EBITDA for the third quarter was $16.3 million compared to $15.8 million for the comparable period a year ago. For the first nine months of 2009 and 2008, the T&F Division’s EBITDA was $36.4 million and $47.0 million respectively.

Tapes and Films Division EBITDA Reconciliation to GAAP Net Earnings (Loss) (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2009	2008	2009	2008
	$	$	$	$
Divisional net earnings before income taxes	8.9	8.5	14.1	25.1
Depreciation and amortization	7.4	7.3	22.3	21.9
EBITDA	16.3	15.8	36.4	47.0
EBITDA margin	12.0%	9.8%	9.7%	10.0%

Engineered Coated Products (“ECP”) Division

Sales for the ECP Division for the third quarter were $28.5 million, representing a 29.8% decrease compared to $40.6 million for the third quarter a year ago. Year-over-year sales volumes decreased 9.1%. Lower resin-based raw material costs and intense pricing pressure continued to significantly impact selling prices during the quarter. New product sales growth within the residential construction market has helped to mitigate some of the decline in existing product sales. Nine month sales for the ECP Division totaled $77.1 million compared to $114.4 million for the same period of 2008, a 32.6% decrease. Sales volumes for the first nine months of 2009 declined 5.0% compared to the first nine months of 2008.

Gross profits for the ECP Division for the third quarter totaled $2.0 million, representing a gross margin of 7.0%, compared to $5.6 million and a gross margin of 13.8% for the third quarter of 2008. Decreases in gross profit and gross margin are indicative of the declining trading margins caused by depressed customer demand and the Division’s lack of pricing power in that context.  ECP Division gross profits and gross margins for the first nine months of 2009 and 2008 were $5.0 million (6.5%) and $13.5 million (11.8%), respectively.

The ECP Division’s EBITDA for the third quarter was $0.8 million compared to $3.8 million for the same quarter of 2008. For the first nine months of 2009 and 2008, the ECP Division’s EBITDA was $1.4 million and $7.5 million, respectively.

ECP Division EBITDA Reconciliation to GAAP Net Earnings (Loss) (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2009	2008	2009	2008
	$	$	$	$
Divisional net earnings (loss) before income taxes	(0.9)	2.3	(3.4)	3.1
Depreciation and amortization	1.7	1.5	4.8	4.4
EBITDA	0.8	3.8	1.4	7.5
EBITDA margin	2.8%	9.3%	1.8%	6.6%

Outlook

“During the third quarter, we saw our customer base increase inventory levels. This restocking could translate into lower demand in the fourth quarter.  Propylene-related raw material costs have escalated significantly in the past three months. Unfortunately there is no pricing power in the market and therefore we expect lower fourth quarter gross margins,” said Intertape Executive Director, Melbourne F. Yull.

Non-GAAP Information

This release contains a non-GAAP financial measure, EBITDA. The Company believes the inclusion of such a non-GAAP financial measure improves the transparency of the Company's disclosure, and is used by management and the Company's investors in evaluating the Company's performance. The Company has provided a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure.

A reconciliation of the Company’s EBITDA to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as net earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expenses net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or as an alternative to net earnings (loss) as indicators of the Company’s operating performance or any other measure of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it is used by management in evaluating the Company’s performance.

EBITDA Reconciliation to GAAP Net Earnings (Loss) (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2009	2008	2009	2008
	$	$	$	$
Net earnings (loss) – as reported	2.0	4.2	(5.8)	7.0
Add back (deduct): Financial expenses, net of amortization	3.2	4.7	11.8	13.1
Refinancing expenses, net of amortization				2.9
Income taxes (recovery)	1.4	0.8	1.3	(1.0)
Depreciation and amortization	9.5	9.1	27.9	30.4
EBITDA	16.1	18.8	35.2	52.4

Conference Call

A conference call to discuss Intertape's 2009 third quarter results will be held on Wednesday, November 11, 2009, at 10 A.M. Eastern Time. Participants may dial 1-800-288-8960 (U.S. and Canada) and 1-612-332-0530 (International). The conference call will be simultaneously broadcast on our website: www.intertapepolymer.com (Go to "Investor Relations", "Conference Call Notice" and click on "WebCast" icon for live Web Cast).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 121868. The recording will be available from Wednesday, November 11, 2009 at 12:00 P.M. until Friday, December 11, 2009 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as “believe”, “expect”, “intend” “anticipate” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, deteriorating economic conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations and protection of intellectual property.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release contains a non-GAAP financial measure as defined under SEC rules.  The Company believes such a non-GAAP financial measure improves the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided a reconciliation of the measure to the most directly comparable GAAP measure.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Sales	163,688	201,978	454,668	584,013
Cost of sales	137,295	172,772	391,926	500,280
Gross profit	26,393	29,206	62,742	83,733

Selling, general and administrative expenses	17,756	17,490	49,773	52,315
Stock-based compensation expense	255	348	767	1,098
Research and development expenses	1,449	1,334	4,117	4,303
Financial expenses
Interest	4,050	4,230	12,105	14,553
Other	(525)	806	505	(523)
Refinancing (Note 8)				6,031
	22,985	24,208	67,267	77,777
Earnings (loss) before income taxes	3,408	4,998	(4,525)	5,956
Income taxes (recovery)
Current	155	(374)	549	(48)
Future	1,253	1,153	773	(990)
	1,408	779	1,322	(1,038)
Net earnings (loss)	2,000	4,219	(5,847)	6,994

Earnings (loss) per share
Basic	0.03	0.07	(0.10)	0.12
Diluted	0.03	0.07	(0.10)	0.12

Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Balance, beginning of period	(168,367)	(64,959)	(160,533)	(67,482)
Cumulative impact of accounting changes relating to inventories				(252)
Balance, beginning of period, as restated	(168,367)	(64,959)	(160,533)	(67,734)
Net earnings (loss)	2,000	4,219	(5,847)	6,994
Repurchase of common shares			13
Balance, end of period	(166,367)	(60,740)	(166,367)	(60,740)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
Net earnings (loss)	2,000	4,219	(5,847)	6,994

Other comprehensive income (loss):
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil for the three and nine months ended September 30, 2009, $105 and $680 for the three and nine months ended September 30, 2008, respectively)	103	179	(137)	(1,158)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of $1,080)				1,840
Changes in fair value of investment in publicly traded securities designated as available-for-sale	(21)		1,044
Gain on sale of investment in publicly traded securities, recorded in the consolidated earnings	(1,044)		(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil for the three and nine months ended September 30, 2009)	1,732		3,154
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil for the three and nine months ended September 30, 2009)	(423)		(353)
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales			(453)
Reduction in net investment in a foreign subsidiary			(125)	(1,143)
Changes in accumulated currency translation adjustments	8,073	(6,401)	13,236	(9,356)
Other comprehensive income (loss)	8,420	(6,222)	15,322	(9,817)
Comprehensive income (loss) for the period	10,420	(2,003)	9,475	(2,823)

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Nine months
	2009	2008	2009	2008
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	2,000	4,219	(5,847)	6,994
Non-cash items
Depreciation, amortization and accretion expense	9,480	9,081	27,974	27,306
Loss on disposal of property, plant and equipment	155	304	478	207
Write-off of debt issue expenses in connection with debt refinancing				3,111
Write-down of inventories	782		1,046
Reversal of a portion of a write-down of inventories	(390)		(2,082)
Future income taxes	1,253	1,153	773	(990)
Stock-based compensation expense	255	349	767	1,099
Pension and post-retirement benefits funding in excess of amounts expensed	435	(340)	1,228	(1,240)
Gain on forward foreign exchange rate contracts	453
Change in fair value of forward foreign exchange rate contracts	(110)
Unrealized foreign exchange loss	3		57
Gain on sale of publicly traded securities	(1,044)		(1,044)
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary			(125)
Other	166		288
Cash flows from operations before changes in working capital items	13,438	14,766	23,513	36,487
Changes in working capital items
Trade receivables	164	(5,100)	(4,922)	(18,349)
Other receivables	(688)	231	451	(460)
Inventories	(1,445)	(4,713)	12,243	(16,043)
Parts and supplies	(9)	(283)	(420)	(638)
Prepaid expenses	172	(270)	(700)	17
Accounts payable and accrued liabilities	(21,996)	4,560	(19,770)	7,620
	(23,802)	(5,575)	(13,118)	(27,853)
Cash flows from operating activities	(10,364)	9,191	10,395	8,634

INVESTING ACTIVITIES
Property, plant and equipment	(2,435)	(8,972)	(9,695)	(17,964)
Proceeds on disposal of property, plant and equipment	10	8	10	3,122
Proceeds on disposal of investment in publicly traded securities	1,044		1,044
Other assets	(53)	(260)	(107)	(684)
Intangible assets		(2,637)	(933)	(2,637)
Cash flows from investing activities	(1,434)	(11,861)	(9,681)	(18,163)

FINANCING ACTIVITIES
Long-term debt	9,143	9,622	13,752	136,211
Debt issue expenses				(2,643)
Repayment of long-term debt	(182)	(6,187)	(23,928)	(127,999)
Repurchase of common shares			(18)
Cash flows from financing activities	8,961	3,435	(10,194)	5,569
Net increase (decrease) in cash	(2,837)	765	(9,480)	(3,960)
Effect of foreign currency translation adjustments	319	(621)	479	(632)
Cash, beginning of period	8,907	10,793	15,390	15,529
Cash, end of period	6,389	10,937	6,389	10,937

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
	$	$
ASSETS
Current assets
Cash	6,389	15,390
Trade receivables	82,003	75,467
Other receivables	3,834	4,093
Inventories	82,647	90,846
Parts and supplies	14,796	14,119
Prepaid expenses	3,767	3,037
Derivative financial instruments	2,091
Future income taxes	9,129	9,064
	204,656	212,016
Property, plant and equipment	278,966	289,763
Other assets	22,134	22,364
Intangible assets (Note 7)	3,662	3,956
Future income taxes	48,103	47,067
	557,521	575,166

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	59,486	78,249
Installments on long-term debt	1,002	623
	60,488	78,872
Long-term debt (Note 8)	240,850	250,802
Pension and post-retirement benefits	10,113	9,206
Derivative financial instruments	1,750	2,969
Other liabilities (Note 9)	779
	313,980	341,849
SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,143	348,174
Contributed surplus (Note 10)	13,891	13,124

Deficit	(166,367)	(160,533)
Accumulated other comprehensive income (Note 11)	47,874	32,552
	(118,493)	(127,981)
	243,541	233,317
	557,521	575,166

ORLDOCS 11663940 1